Filed Pursuant to Rule 253(g)(2)

File No. 024-10928

HAPPYNEST REIT, INC.

SUPPLEMENT NO. 4 DATED JUNE 29, 2020
TO THE OFFERING CIRCULAR DATED JULY 30, 2019

This Offering Circular Supplement No. 4 (“Supplement No. 4”) supplements our offering circular dated and filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2019 (the “Offering Circular”), which forms a part of our Offering Statement on Form 1-A (File No. 024-10928), relating to the offer and sale by us of up to 5,000,000 shares of our common stock for an initial offering price of $10.00 per share.

The purpose of this Supplement No. 4 is to disclose that we have made an investment in real property.

Investment in Real Property

On June 23, 2020, HNR Easthampton One LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P, our operating partnership, purchased a 13.548% tenancy in common interest in real property located in Easthampton, Massachusetts (the “Property”), through its wholly owned special purpose subsidiary, CPI East Hampton III, LLC (“CPI East Hampton III”), pursuant to a tenancy in common agreement (the “TIC Agreement”), for an aggregate investment amount of $250,000. The Property consists of an 8,775 square foot commercial building, located on 1.54 acres of land. The Property was purchased subject to a lease with CVS, Inc. for usage of the property as a CVS Pharmacy (the “Lease”). The annual rental income on the Lease is $314,089, subject to two rent escalations. The Lease expires on January 31, 2033, subject to two five-year renewal options, subject to two rental escalations. The total purchase price of the Property was $5,340,000.

The Property is subject to a mortgage made by Centreville Bank, as mortgagee (the “Mortgagee”). CPI East Hampton III, along with the other tenants-in-common, are parties to a loan agreement (the “Loan Agreement”), with the Mortgagee, and the parties granted a mortgage note (the “Note”) to the Mortgagee in the total aggregate principal amount of $3,740,000, which matures on June 20, 2030, and bears interest at a rate of the applicable LIBOR rate plus 1.80%. The Mortgagee’s recourse for the enforcement and collection of the obligations under the Note is limited to CPI East Hampton III and its assets, and other payors of the Note that are unrelated to the Company, jointly and severally, and does not directly expose HappyNest REIT, Inc. (the “Company”) or any of its direct or indirect subsidiaries (other than CPI East Hampton III) to this liability of CPI East Hampton III.

HappyNest Holdings LLC, our sponsor, has agreed to defer the payment by the Company of an acquisition fee in connection with the investment in the Property.

The foregoing is a summary of the TIC Agreement and the Loan Agreement and is qualified in its entirety by reference to the complete text of the TIC Agreement and the Loan Agreement, which are filed as Exhibits 6.1 and 6.2, respectively, to this Current Report on Form 1-U and are incorporated by reference into this Supplement No. 4.

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We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. This Supplement No. 4 is not complete without and may not be delivered or used except in connection with the Offering Circular, Offering Circular Supplement No. 1 dated and filed with the Commission on December 3, 2019, Offering Circular Supplement No. 2 dated and filed with the Commission on April 7, 2020, and Offering Circular Supplement No. 3 dated and filed with the Commission on May 1, 2020, including all exhibits.